April 24, 2023

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Austin Pattan

	Re:	GoLogiq Inc.
Registration Statement on Form S-3
File No. 333-271129

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GoLogiq Inc. (the “Company”) respectfully requests the withdrawal of its registration statement on Form S-3 (File No. 333-271129), first filed with the Securities and Exchange Commission (the “Commission”) on April 4, 2023, together with all exhibits thereto (collectively, the “Registration Statement”).

The Company has determined not to pursue the sale of the securities covered by the Registration Statement. The Registration Statement was not declared effective by the Commission and none of the Company’s securities were sold pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. Please send a copy of such order to Scott Kline, counsel to the Company, at the following fax number: (949) 271-6301 or by email at scott@klinelawgroup.com. In accordance with Rule 457(p) under the Securities Act, the Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Should you have any questions, please contact Scott Kline at (949) 271-6355.

GoLogiq Inc.

By:	/s/ Brent Suen
Brent Suen, Chief Executive Officer